UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Superior Well Services, Inc.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
86837X 10 5
(CUSIP Number)
Nabors Industries Ltd.
Mintflower Place
8 Par-La-Ville Road
Hamilton, HM08
Bermuda

Laura W. Doerre
Vice President and General Counsel
Nabors Corporate Services, Inc.
515 West Greens Road, Suite 1200
Houston, Texas 77067
Telephone: (281) 874-0035
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Copy to:

Charles J. Conroy, Esq.
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, NY 10005
(212) 530-5671

August 6, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No.	86837X 10 5

1	NAMES OF REPORTING PERSONS Nabors Industries Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Bermuda

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,453,985

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		10,453,985

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,453,985

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	33.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO (Bermuda exempt company)
Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the common stock of Superior Well Services, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	86837X 10 5

1	NAMES OF REPORTING PERSONS Diamond Acquisition Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,453,985

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		10,453,985

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,453,985

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	33.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO (Delaware corporation)
Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the common stock of Superior Well Services, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer.
     This statement relates to shares of common stock, par value $0.01 per share (the “Shares”), of Superior Well Services, Inc., a Delaware corporation (“Superior” or the “Issuer”). The address of the principal executive offices of the Issuer is 1380 Rt. 286 East, Suite #121, Indiana, Pennsylvania 15701.
Item 2. Identity and Background.
     This statement on Schedule 13D is being filed by Nabors Industries Ltd., a Bermuda exempt company (“Nabors”), and Diamond Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Nabors (“Merger Sub” or “Offeror” and, together with Nabors, the “Reporting Persons”).
     The address of the principal executive offices for (i) Nabors and each person listed on Section 1 of Schedule A is Mintflower Place, 8 Par-La-Ville Road, Hamilton, HM08, Bermuda, and (ii) Merger Sub and each person listed on Section 2 of Schedule A is 515 West Greens Road, Suite 1200, Houston, Texas 77067, and the telephone number for each such person above is (441) 292-1510.
     Nabors is a Bermuda exempt company, and its companies own and operate approximately 534 land drilling and approximately 763 land workover and well-servicing rigs in North America. Nabors’ actively marketed offshore fleet consists of 39 platform rigs, 13 jackup units and three barge rigs in the United States and multiple international markets. In addition, Nabors manufactures top drives and drilling instrumentation systems and provides comprehensive oilfield hauling, engineering, civil construction, logistics and facilities maintenance, and project management services. Nabors participates in most of the significant oil, gas and geothermal markets in the world.
     Merger Sub is a Delaware corporation and wholly owned subsidiary of Nabors formed solely for the purposes of consummating the Offer and the Merger (each as defined below in Item 4), and therefore has not conducted any business to date.
     The name, present principal occupation and employment history for the past five years of each of the directors and executive officers of each of the Reporting Persons are set forth in Schedule A, and such information is incorporated herein by reference. Each such person is a United States citizen.
     None of the persons listed in Schedule A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule A has, during the past five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3. Source and Amount of Funds or Other Consideration.
     None of the Reporting Persons expended any funds to acquire beneficial ownership of the Shares upon execution of the Tender Agreement (as defined in Item 4). Nabors will have sufficient cash and/or available credit facilities to acquire the Shares pursuant to the terms and conditions of the Merger Agreement (as defined in Item 4) and Tender Agreement.
Item 4. Purpose of the Transaction.
     On August 6, 2010, the Issuer, Nabors and Merger Sub, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will commence a cash tender offer (the “Offer”) to purchase all of the issued and outstanding Shares, at a price per share equal to $22.12, net to sellers in cash (the “Offer Price”).
     The Offer is the first step of Nabors’ acquisition of Superior and is intended to facilitate Nabors’ acquisition of all of the issued and outstanding Shares. Following the consummation of the Offer, Offeror will merge with and into Superior (the “Merger”), with Superior continuing as the surviving corporation (the “Surviving Corporation”) after the Merger. At the effective time of the Merger (the “Effective Time”), the bylaws of Offeror will become the bylaws of Superior. In the Merger, each outstanding Share not tendered and accepted in the Offer that is not directly owned by Superior, Nabors or Offeror or any of their subsidiaries (other than Shares held by Superior stockholders that perfect their appraisal rights under the Delaware General Corporation Law) will be converted into the right to receive the Offer Price. In addition, each share of the 4% Series A Convertible Preferred Stock, without par value, of Superior (the “Superior Series A Preferred Stock”) that is issued and outstanding immediately prior to the Effective Time will remain outstanding as a share of Superior Series A Preferred Stock of the Surviving Corporation. The Superior Series A Preferred Stock will be unaffected by the Merger other than, from and after the Effective Time and pursuant to the terms of the Certificate of Designations of such stock in effect immediately prior to the Effective Time, each share of Superior Series A Preferred Stock will be convertible into, in lieu of Shares, the Offer Price that would have been received in the Merger if such share of Superior Series A Preferred Stock had been converted into Shares immediately prior to the Merger.
     In accordance with the terms of the Merger Agreement, upon the payment by Offeror for the Shares pursuant to the Offer representing a number of shares as shall satisfy the Minimum Condition (as defined below) and prior to the Effective Time, Nabors will be entitled to designate such number of new directors, rounded up to the next whole number, on Superior’s board of directors as is equal to the product of the total number of directors on Superior’s board of directors (determined after giving effect to the new directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Reporting Persons and any of their affiliates bears to the total number of Shares then outstanding, and, subject to applicable law, Superior shall promptly take all actions necessary to cause Nabors’ designees who qualify as directors under applicable law to be so elected. As a result, Nabors will have the ability to designate a majority of Superior’s board of directors.

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     As a result of the Offer and the Merger, the Reporting Persons intend to cause the Shares to be delisted from the Nasdaq Global Select Market and to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.
     Concurrently with the execution of the Merger Agreement, David E. Wallace, Jacob B. Linaberger, Rhys R. Reese, David E. Snyder, Mark A. Snyder and other significant stockholders of Superior (collectively, the “Stockholders”), solely in their capacity as Superior stockholders, entered into a Tender and Voting Agreement with Nabors and Offeror (the “Tender Agreement”). Pursuant to the Tender Agreement, the Stockholders have agreed to tender all Shares owned by them and have also granted Nabors an irrevocable proxy to vote the Shares on the foregoing matters. The Tender Agreement will automatically terminate upon the termination of the Merger Agreement in accordance with its terms.
     The Merger Agreement provides that the Offer will commence within 10 business days of the date of the Merger Agreement. The Offer will remain open for at least 20 business days, subject to possible extension in accordance with the terms set forth in the Merger Agreement (the latest time and date as the Offer may be extended, the “Expiration Date”).
     Nabors expressly reserves the right to extend the Offer (1) from time to time for additional successive periods of time up to 20 business days per extension if, on any Expiration Date, any of the conditions of the Offer will not have been satisfied or waived, and (2) for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”) or the staff of the SEC applicable to the Offer. Nabors and Offeror are not required to complete the Offer, unless certain conditions as set forth in the Merger Agreement are satisfied, including:
•	the number of Shares tendered in the Offer when added to the Shares owned by the Reporting Persons and their subsidiaries, represents a majority of the Shares outstanding on a fully diluted basis (the “Minimum Condition”); and

•	expiration or termination of the waiting period (and any extension thereof) imposed by the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has occurred.
     If all of the conditions of the Offer are satisfied but the number of Shares validly tendered and not withdrawn in the Offer, together with any Shares then owned by the Reporting Persons and their subsidiaries, is less than 90% of the outstanding Shares, Nabors and Merger Sub may, without the consent of Superior, commence one or more subsequent offering periods for up to 20 business days in the aggregate for the remaining outstanding Shares. In addition, Superior granted to Nabors and Offeror an irrevocable option to purchase, at the Offer Price, a number of Shares that, when added to the number of Shares already owned by the Reporting Persons and their subsidiaries immediately following consummation of the Offer, equals one Share more than 90% of the Shares then outstanding on a fully diluted basis.
     The foregoing descriptions of the Merger Agreement and Tender Agreement do not purport to be complete and are qualified by reference in their entirety to the full text of each of the Merger Agreement and Tender Agreement, copies of which are attached as Exhibits 1 and 2, respectively, to this Schedule 13D, each of which is incorporated herein by reference.

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Item 5. Interest in Securities of the Issuer.
     (a), (b): As a result of entering into the Tender Agreement, the Reporting Persons beneficially own 10,453,985 Shares, which Shares represent in the aggregate approximately 33.9% of the currently outstanding Shares. The Reporting Persons share voting and dispositive power over such Shares.
     (c): Except as otherwise disclosed herein, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person listed on Schedule A has effected any transaction in Shares during the past 60 days.
     (d): Except as otherwise disclosed herein, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person listed on Schedule A has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, securities covered by this statement.
     (e): Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     The information set forth in Item 4 above is hereby incorporated by reference.
Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	Agreement and Plan of Merger, dated as of August 6, 2010, by and among Nabors, Offeror and Superior (incorporated by reference to the Form 8-K filed by Nabors on August 9, 2010).
2	Tender and Voting Agreement, by and among Nabors, Merger Sub and the Stockholders, dated as of August 6, 2010 (incorporated by reference to the Form 8-K filed by Nabors on August 9, 2010).

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 11, 2010

NABORS INDUSTRIES LTD.
By:	/s/ MARK D. ANDREWS
	Name:	Mark D. Andrews
	Title:	Corporate Secretary

DIAMOND ACQUISITION CORP.
By:	/s/ JOSE S. CADENA
	Name:	Jose S. Cadena
	Title:	Vice President

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF NABORS AND OFFEROR
1. Nabors
     The following tables set forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Nabors.
Directors

Name	Principal Occupation, Employment History

William T. Comfort	William T. Comfort was elected to the Nabors Board of Directors in 2008. He currently chairs the Technical & Safety Committee and serves as a member of the Risk Oversight, Compensation and Governance & Nominating Committees. He is Chairman of Citigroup Venture Capital and has been with Citigroup Venture Capital since 1979. Mr. Comfort is also Managing Partner & Chairman of the Investment Committee of Court Square Capital Partners, Chairman of Oracle Financial Services Software (OFSS-India) and a Director of Deutsche Annington (DAIG-Germany). He also serves on the boards of The John A. Hartford Foundation and NYU Law School Foundation.

Eugene M. Isenberg	Eugene M. Isenberg has served as the Chairman of the Board, Chairman of the Executive Committee of the Board, and Chief Executive Officer of Nabors since 1987. He served as a Director of Danielson Holding Company (a financial services holding company) until October 2004. He served as a Governor of the National Association of Securities Dealers (NASD) from 1998 to 2006 and the American Stock Exchange (AMEX) until 2005. He has served as a member of the National Petroleum Council since 2000. From 1969 to 1982, Mr. Isenberg was Chairman of the Board and principal shareholder of Genimar, Inc. (a steel trading and building products manufacturing company). From 1955 to 1968, Mr. Isenberg was employed in various management capacities with Exxon Corporation. Mr. Isenberg also serves as President of the University of Massachusetts Amherst Foundation.

Name	Principal Occupation, Employment History

John V. Lombardi	John V. Lombardi was elected to the Nabors Board of Directors in 2009. He currently chairs the Compensation Committee and serves as a member of the Audit, Technical & Safety, Risk Oversight and Governance & Nominating Committees. Dr. Lombardi has been President of the Louisiana State University System, where he also serves as a Professor of History, since 2007. Prior to joining LSU, Dr. Lombardi served as Chancellor and Professor of History of the University of Massachusetts Amherst from 2002 until 2007. He had previously served in various capacities, including President, Director of The Center for Measuring University Performance, and Professor of History, at the University of Florida from 1990 to 2002; as Provost, Vice President for Academic Affairs, and Professor of History at The Johns Hopkins University from 1987 to 1990; and in various capacities, including Dean of the College of Arts and Sciences, Dean of International Programs, Director of the Latin American Studies Program, and Professor of History, at Indiana University from 1967 to 1987, where in addition he taught a course on international business. Dr. Lombardi serves on the Advisory Board of the Jay I. Kislak Foundation, Inc.; and previously served on the Board of Directors of the Economic Development Council of Western Massachusetts, where he also served on the Executive Committee; and on the Executive Strategic Council of IMS Global Learning Consortium.

Name	Principal Occupation, Employment History

James L. Payne	James L. Payne was elected to the Nabors Board of Directors in 1999 and currently serves as Chairman of the Governance & Nominating Committee (since 2002) and member of the Risk Oversight, Compensation and Technical & Safety Committees. He previously served in various capacities at several public companies. He was Chairman, Chief Executive Officer and President of Nuevo Energy Company from October 2001 until its merger with Plains Exploration and Production Company in 2004. He retired as Vice Chairman of Devon Corp. in February 2001. Prior to the merger between Devon Corp. and Santa Fe Snyder Company in 2000, he had served as Chairman and Chief Executive Officer of Santa Fe Snyder Company. He was Chairman and Chief Executive Officer of Santa Fe Energy Company from 1990 to 1999 when it merged with Snyder Oil Company. Mr. Payne also serves as a Director of Baker Hughes Incorporated and Global Industries, Ltd. He was a Director of Pool Energy Services Co. from 1993 until its acquisition by Nabors in November 1999. Mr. Payne is a graduate of the Colorado School of Mines where he was named a Distinguished Achievement Medalist in 1993. He holds an MBA degree from Golden Gate University and has completed the Stanford Executive Program.

Anthony G. Petrello	Anthony G. Petrello was elected to the Nabors Board of Directors and the Executive Committee of the Board in 1991. He has served as its President and Chief Operating Officer since 1992 and Deputy Chairman since 2003. From 1979 to 1991, he was with the law firm Baker & McKenzie, where he had been Managing Partner of its New York office from 1986 until his resignation in 1991. He holds a J.D. degree from Harvard Law School and B.S. and M.S. degrees in Mathematics from Yale University.

Myron M. Sheinfeld	Myron M. Sheinfeld was elected to the Nabors Board of Directors in 1988. He serves as the Chairman of the Audit Committee (since 1988) and as a member of the Risk Oversight, Compensation and Governance & Nominating Committees. He is currently Senior Counsel with the law firm of King & Spalding LLP. From 2001 until 2007 he was Senior Counsel to the law firm Akin, Gump, Strauss, Hauer & Feld, L.L.P. From 1970 until 2001 he held various positions in the law firm Sheinfeld, Maley & Kay P.C. Mr. Sheinfeld has concentrated in bankruptcy law and has been lead counsel in many high profile cases involving extensive forensic accounting and complex financing

Name	Principal Occupation, Employment History

structures. He was an adjunct professor of law at the University of Texas School of Law from 1975 to 1991 and is a contributing author to numerous legal and business publications, and a contributor, member of the Board of Editors, co-editor and co-author of Collier On Bankruptcy, and a co-author of Collier On Bankruptcy Tax for Lexis-Nexis and Matthew Bender & Co., Inc. He is former President, a present Director and a member of The Tri Cities Chapter of the National Association of Corporate Directors. He is a member of the National Bankruptcy Conference; former Chair of the ABA Standing Committee on Specialization; and former Chair of the Texas Board of Legal Specialization.

Martin J. Whitman	Martin J. Whitman was elected to the Nabors Board of Directors in 1991. He currently serves as Lead Director, Chairman of the Risk Oversight Committee, and member of the Audit, Compensation and Governance & Nominating Committees. He was Chief Executive Officer until June 2002 and a Director of Danielson Holding Company until October 2004 (Chairman of the Board until July 1999); Chairman and Trustee of Third Avenue Trust since 1990 and Chief Executive Officer of Third Avenue Trust from 1990 to 2003; Co-Chief Investment Officer of Third Avenue Management LLC and its predecessor (the adviser to Third Avenue Trust) since 2003 and Chief Investment Officer of Third Avenue Management LLC and its predecessor from 1991 to 2003; Director of Tejon Ranch Co. (an agricultural and land management company) from 1997 to 2001; and Director of Stewart Information Services Corp. (a title insurance and real estate company) from 2000 until 2001. He was an Adjunct Lecturer, Adjunct Professor and Distinguished Fellow in Finance, Yale University School of Management from 1972 to 1984 and 1992 to 2008 and is currently an Adjunct Professor in Finance at Syracuse University. Mr. Whitman is co-author of The Aggressive Conservative Investor; of Distress Investing: Principles and Technique; and author of Value Investing: A Balanced Approach.

Executive Officers

Name	Principal Occupation and Employment History

Eugene M. Isenberg	See above.

Anthony G. Petrello	See above.

Mark D. Andrews	Corporate Secretary of Nabors since 2007. Prior to joining Nabors, Mr. Andrews served in various treasury and financial management positions with General Electric Company beginning in 2000. Mr. Andrews was employed by Pricewaterhouse Coopers LLP from 1996 to 2000 in a number of capacities, including Tax Manager, within the firm’s Mining and Resource Practice. Mr. Andrews holds a Bachelor of Business Administration degree from Wilfrid Laurier University and is also a Chartered Accountant and a CFA charterholder.

R. Clark Wood	Principal Accounting Officer and Principal Financial Officer of Nabors since March 2009; Controller of Nabors Corporate Services, Inc. since 2007; Assistant Controller of Nabors Corporate Services, Inc. from 2003 through 2007. Prior to joining Nabors, Mr. Wood worked for seven years at Arthur Andersen LLP and KPMG LLP and rose to the rank of Senior Audit Manager. Mr. Wood obtained a Masters in Professional Accounting from the University of Texas at Austin.
2. Offeror
     The following tables set forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Offeror.
Directors

Name	Principal Occupation, Employment History

Dennis A. Smith	Dennis A. Smith was elected to the Board of Directors of Offeror on July 29, 2010. He currently serves as President of Offeror. He also has served as President of Nabors Alaska Drilling, Inc. since June 2008 and as Director of Corporate Development of Nabors Corporate Services, Inc. since October 1994.

Scott R. Peterson	Scott R. Peterson was elected to the Board of Directors of Offeror on July 29, 2010. He currently serves as Assistant Secretary of Offeror. He also has served as Assistant General Counsel of Nabors Corporate Services, Inc. since November 2009. He was in private legal practice from August 2008 to November 2009. He served as Vice President & General Counsel to ExpressJet Holdings, Inc. from October 2003 to August 2008.

Executive Officers

Name	Principal Occupation and Employment History

Dennis A. Smith	See above.

Jose S. Cadena	Jose S. Cadena currently serves as Vice President of Offeror. He also has served as Vice President of Tax of Nabors Corporate Services, Inc. since 2005. He served as Vice President of Tax for CEMEX from 2000 to 2005.

Laura W. Doerre	Laura W. Doerre currently serves as Secretary of Offeror. She also has served as Vice President and General Counsel to Nabors since 2008. She served as Assistant General Counsel to Nabors from 2002 to 2008.

Scott R. Peterson	See above.